SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 27, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the creation of Series EE 10% Cumulative Convertible Preferred Stock of Philippine Long Distance Telephone Company.

Security Code # CM-040

January 27, 2004

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Jose G. Cervantes

Senior Vice President

Gentlemen:

Enclosed is a copy of a Current Report under Section 17 of the Securities Regulation Code (“SRC”) in connection with the creation of Series EE 10% Cumulative Convertible Preferred Stock of Philippine Long Distance Telephone Company.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

January 27, 2004

Securities and Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Group

Gentlemen:

In accordance with Section 17 of the Securities Regulation Code (“SRC”), we are submitting herewith five (5) copies of a Current Report in connection with the creation of Series EE 10% Cumulative Convertible Preferred Stock of Philippine Long Distance Telephone Company.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552

Contact Person Company Telephone Number

1	2	3	1	CURRENT REPORT UNDER THE SECUITIES REGULATION CODE	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day

Fiscal Year Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc. Amended Articles Number/Section

Total Amount of Borrowings

895,064,439 As of Dec. 31, 2003	N/A	N/A

Total No. of Stockholders Domestic Foreign

---------------------------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

File Number ____________________________________

LCU

Document I.D. ____________________________________

Cashier

AMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

1. January 27, 2004 __________

Date of Report (Date of earliest event reported)

2. SEC Identification Number _____PW-55 ____ 3. BIR Tax Identification No. ____000-488-793 ___

4. Philippine Long Distance Telephone Company ______________________________________

Exact name of registrant as specified in its charter

5. Philippines ___________________________ 6. (SEC Use Only)

Province, country or other jurisdiction or Industry Classification Code:

Incorporation

7. Makati Avenue, Makati City, Philippines ________________ ____________________

Address of principal office Postal Code

8. (632) 814-3664 ___________________________________________________________________

Registrant’s telephone number, including area code

9. Not Applicable______________________________________________________________________

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Outstanding and Amount of Debt Outstanding

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

11. Indicate the item numbers reported herein: __________ ___________________________________

We disclose that at the meeting of the Board of Directors of the Company held on January 27, 2004, 1,000,000 shares of Serial Preferred Stock were constituted into Series EE 10% Cumulative Convertible Preferred Stock of Philippine Long Distance Telephone Company.

Pursuant to the requirement of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: MA. LOURDES C. RAUSA-CHAN Corporate Secretary

January 27, 2004

Security Code # CM-040

January 27, 2004

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Jose G. Cervantes

Senior Vice President

Gentlemen:

We submit herewith a copy of the Resolution adopted by the Board of Directors of Philippine Long Distance Telephone Company at a meeting held on January 27, 2004, creating the Series EE 10% Cumulative Convertible Preferred Stock.

Upon recordal by the Securities and Exchange Commission of the aforementioned Resolution, the same shall thereupon be deemed part of the Articles of Incorporation of the Company.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

January 27, 2004

Securities and Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Group

Gentlemen:

We submit herewith a copy of the Resolution adopted by the Board of Directors of Philippine Long Distance Telephone Company at a meeting held on January 27, 2004, creating the Series EE 10% Cumulative Convertible Preferred Stock.

Upon recordal by the Securities and Exchange Commission of the aforementioned Resolution, the same shall thereupon be deemed part of the Articles of Incorporation of the Company.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552

Contact Person Company Telephone Number

1	2	3	1	RESOLUTION RE. CREATION OF SERIES EE	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day Fiscal Year

Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc. Amended Articles Number/Section

Total Amount of Borrowings

895,064,439 As of Dec. 31, 2003	N/A	N/A

Total No. of Stockholders Domestic Foreign

------------------------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

File Number ____________________________

LCU

Document I.D. ____________________________

Cashier

MPS

Remarks: Please use black ink for scanning purposes.

SECRETARY’S CERTIFICATE

I, MA. LOURDES C. RAUSA-CHAN, Corporate Secretary of PHILIPPINE LONG DISTANCE TELEPHONE COMPANY hereby certify that:

1. At a meeting of the Board of Directors of Philippine Long Distance Telephone Company (the “Company”) held on January 27, 2004, the following preambles and resolutions were passed and adopted:

“WHEREAS, under its Articles of Incorporation as amended (the “Articles of Incorporation”) this Corporation is authorized to issue from time to time 822,500,000 shares of Serial Preferred Stock with a par value of P10 each in one or more series as the Board of Directors may determine and the Board of Directors is expressly authorized, subject to the provisions of the Seventh Article of the Articles of Incorporation, to establish and designate series of Serial Preferred Stock and to fix the number of shares to be included in each such series, and the relative rights, preferences and limitations of the shares of each series;

WHEREAS, the Articles of Incorporation further provide that to the extent not set forth in the Seventh Article thereof, the terms of each such series shall be specified in the resolution or resolutions adopted by the Board of Directors pursuant to the authority therein granted providing for the issuance of such shares, which resolution or resolutions shall be recorded with the Philippine Securities and Exchange Commission and thereupon be deemed a part of the Articles of Incorporation;

WHEREAS, under the Corporation’s Subscriber Investment Plan established in the implementation of Presidential Decree No. 217, applicants for telephone service and existing subscribers in certain cases are required, and beginning in 2003, have the option to purchase shares of 10% Cumulative Convertible Preferred Stock in varying amounts depending on the type of service applied for, at a price per share equivalent to the par value thereof, to finance part of the capital investment in the installation of the service applied for;

WHEREAS, there is a need for the creation of a new series of Serial Preferred Stock to be designated as Series EE 10% Cumulative Convertible Preferred Stock for issuance in the implementation of the Subscriber Investment Plan from January 1, 2004 through December 31, 2004;

NOW, THEREFORE, BE IT RESOLVED that 1,000,000 shares of Serial Preferred Stock of the Corporation be, and are hereby, constituted into a series designated as Series EE 10% Cumulative Convertible Preferred Stock, which shares shall be issued in the implementation of the Corporation’s Subscriber Investment Plan, to applicants for telephone service who subscribe for such shares from January 1, 2004 through December 31, 2004;

RESOLVED FURTHER, that in addition to the preferences, qualifications, limitations, restrictions and the relative or special rights set forth in the Seventh Article of the Articles of Incorporation pertaining to all shares of Serial Preferred Stock as a class to which the shares of Series EE 10% Cumulative Convertible Preferred Stock as a series of Serial Preferred Stock are subject, the shares of Series EE 10% Cumulative Convertible Preferred Stock shall further be subject to the following terms and conditions:

1. The holders of shares of Series EE 10% Cumulative Convertible Preferred Stock as of such record date fixed by the Board of Directors for the purpose of determining holders of shares of Series EE 10% Cumulative Convertible Preferred Stock entitled to receive dividends (which record date shall not be more than forty five (45) days prior to the dividend payment date), shall be entitled to receive, when, as and if declared by the Board of Directors, dividends in cash at the rate of 10% per share per annum, and no more, payable annually on the last business day of May in each year. Such dividend on shares of the Series EE 10% Cumulative Convertible Preferred Stock shall be cumulative from the respective dates of issue of such shares.

2. After December 31, 2009, the Corporation at the option of the Board of Directors may redeem the shares of Series EE 10% Cumulative Convertible Preferred Stock at the time outstanding, in whole or in part, at anytime or from time to time, upon notice duly given as hereinafter provided by paying therefor in cash an amount equal to the par value of the shares to be so redeemed, plus accrued and unpaid dividends thereon to the date fixed for redemption.

At least ninety (90) days previous notice of any such redemption of shares of Series EE 10% Cumulative Convertible Preferred Stock shall be mailed to the holders of record of the shares to be redeemed, at their respective addresses as shown by the records of the Corporation and such notice shall also be published once in a daily newspaper of general circulation in Manila, Philippines, such publication to be at least thirty (30) days prior to the date fixed for such publication.

In case of the redemption of only part of the outstanding shares of Series EE 10% Cumulative Convertible Preferred Stock, the Corporation shall select by lot the shares to be so redeemed. Subject to the limitations and provisions herein contained, the Board of Directors shall have full power and authority to prescribe the manner in which the drawings by lot shall be conducted and the terms and conditions upon which the outstanding shares of Series EE 10% Cumulative Convertible Preferred Stock shall be redeemed from time to time.

If such notice of redemption shall have been duly given by mail and publication and if, on or before the redemption date specified in such notice all funds necessary for such redemption shall have been set aside by the Corporation, separate and apart from its other funds in trust for redemption, so as to be and continue to be available therefor, then, notwithstanding that any certificate for shares of Series EE 10% Cumulative Convertible Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares represented thereby shall not be deemed to be outstanding, after such redemption date, the right to receive dividends thereon shall cease to accrue from and after the date of redemption so designated and all rights with respect to such shares of Series EE 10% Cumulative Convertible Preferred Stock so called for redemption shall forthwith on such redemption date cease and terminate except only the right of the holders thereof to receive the redemption price of such shares so to be redeemed but without interest thereon.

3. After December 31, 2005, any holder of shares of Series EE 10% Cumulative Convertible Preferred Stock may at any time or from time to time (but in case his shares have been called for redemption, then only on or prior to the tenth day preceding the date fixed for such redemption, unless default shall be made in the payment of the redemption price) convert all or any of the shares of such Series EE 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Capital Stock of the Corporation, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Capital Stock on the Philippine Stock Exchange, or if there shall have been no such sales on the Philippine Stock Exchange on any day, the average of the bid and the asked prices of a share of Common Capital Stock of the Corporation at the end of such day on such Exchange, in each such case averaged over a period of thirty (30) consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the par value per share of Common Capital Stock. The number of shares of Common Capital Stock issuable at any time upon conversion of one share of Series EE 10% Cumulative Convertible Preferred Stock shall be determined by dividing P10.00 by the then applicable conversion price.

In case the shares of Common Capital Stock at any time outstanding shall be subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Capital Stock shall be proportionately decreased or increased, as the case may be and in the case of a stock dividend, such price shall be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Capital Stock. In the event the relevant effective date for any such subdivision or consolidation of shares or stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of Series EE 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment shall be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Capital Stock, or in case of any consolidation or merger of the Corporation with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sales prices utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

Any holder of shares of Series EE 10% Cumulative Convertible Preferred Stock desiring to convert said shares as aforesaid shall surrender the certificates therefor, duly endorsed to the Corporation or in blank or accompanied by proper instruments to transfer to the Corporation or in blank in each case together with written notice of his election to convert setting forth in writing the name or names in which the certificate or certificates for shares of Common Capital Stock is to be issued, to the Corporation or at the offices of the conversion agent for the Series EE 10% Cumulative Convertible Preferred Stock or at such other place or places as the Board of Directors may determine. Thereupon, the holder surrendering such certificate or certificates of shares of Series EE 10% Cumulative Convertible Preferred Stock shall be entitled to receive therefor certificates for the number of whole shares of Common Capital Stock into which such shares of Series EE 10% Cumulative Convertible Preferred Stock are at the time convertible; and from and after the time of such surrender, each holder of record of shares of Series EE 10% Cumulative Convertible Preferred Stock exercising such option to convert shall be deemed to be the holder of record of the shares of Common Capital Stock issuable on conversion, notwithstanding that the stock transfer books of the Corporation shall then be closed or that a certificate representing such shares of Common Capital Stock shall not then be actually delivered to such holder. Upon the conversion of the shares of Series EE 10% Cumulative Convertible Preferred Stock into shares of Common Capital Stock, no adjustment shall be made for cash dividends on shares of either class of stock.

The Corporation shall at the time the shares of Series EE 10% Cumulative Convertible Preferred Stock become convertible into shares of Common Capital Stock make and keep available out of its authorized but unissued shares of Common Capital Stock the full number of shares into which all shares of Series EE 10% Cumulative Convertible Preferred Stock from time to time outstanding are convertible.

The Corporation will pay any and all fees and other taxes that may be payable in respect of any issue or delivery of shares of Common Capital Stock on conversion of the Series EE 10% Cumulative Convertible Preferred Stock pursuant hereto. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Capital Stock in a name other than in which the shares of Series EE 10% Cumulative Convertible Preferred Stock so converted was registered and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax or has established to the satisfaction of the Corporation, that such tax has been paid or is not payable.

No fraction of a share of Common Capital Stock shall be issued upon conversion of shares of Series EE 10% Cumulative Convertible Preferred Stock but, in lieu thereof, the Corporation shall pay to the holders of such shares so converted who would otherwise be entitled to a fraction of a share a cash adjustment in respect of such fraction in an amount equal to the same fraction of the average sales price of a full share of Common Capital Stock as computed under the first paragraph of this subdivision 3 for the purpose of determining the conversion price for such conversion.

4. All shares of Series EE 10% Cumulative Convertible Preferred Stock redeemed by the Corporation or converted into shares of Common Capital Stock shall thereupon revert to and shall form part of the unissued Serial Preferred Stock of the Corporation and such shares may be reissued by the Corporation in any other series which the Board of Directors may from time to time establish and designate.

5. In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the affairs of the Corporation, the holders of the outstanding shares of Series EE 10% Cumulative Convertible Preferred Stock shall be entitled to be paid an amount equal to the par value of their shares plus accrued and unpaid dividends thereon to the date fixed for such payment.

RESOLVED FINALLY, that the appropriate officers of this Corporation be, and are hereby, authorized and directed to take all steps necessary and appropriate for the recording of these resolutions with the Philippine Securities and Exchange Commission.”

2.         The aforequoted preambles and resolutions are still in full force and effect.

IN WITNESS WHEREOF, I have set my hand and affixed the seal of the Company this 27th day of January, 2004 in Makati City, Philippines.

MA. LOURDES C. RAUSA-CHAN Corporate Secretary PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

SUBSCRIBED AND SWORN to before me this 27th day of January, 2004 affiant exhibiting to me her Community Tax Certificate No. 15168825 issued on January 8, 2004 at Makati City.

Doc. No. ____

Page No. ____

Book No. ____

Series of 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: January 27, 2004